UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Compañía de Minas Buenaventura S.A.A.

(Buenaventura Mining Company Inc.)

(Name of Issuer)

ADSs, each representing one common share, nominal (par) value of ten Peruvian

Soles per share

(Title of Class of Securities)

204448104**

(CUSIP Number)

Legal Vice President

Av. Apoquindo 4001, Piso 18

Las Condes, Santiago, Chile 7550162

(+ 56 2 2798 7000)

With copies to:

Cleary Gottlieb Steen & Hamilton LLP

Attention: Jeffrey Lewis, Adam Brenneman and Michael Dayan

One Liberty Plaza, New York NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing persons have previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the American Depositary Shares (as defined herein).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 204448104	Page 2 of 12

1	NAME OF REPORTING PERSON S.S or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Antofagasta plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,058,225
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,058,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,058,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARE ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 204448104	Page 3 of 12

1	NAME OF REPORTING PERSON S.S or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Andean LFMA Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,058,225
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,058,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,058,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARE ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 204448104	Page 4 of 12

1	NAMES OF REPORTING PERSONS Metalinvest Establishment
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,058,225
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,058,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,058,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 204448104	Page 5 of 12

1	NAMES OF REPORTING PERSONS Kupferberg Establishment
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,058,225
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,058,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,058,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 204448104	Page 6 of 12

1	NAMES OF REPORTING PERSONS Aureberg Establishment
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,058,225
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,058,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,058,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 204448104	Page 7 of 12

1	NAMES OF REPORTING PERSONS E. Abaroa Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,058,225
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,058,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,058,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 204448104	Page 8 of 12

1	NAMES OF REPORTING PERSONS Severe Studere Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,058,225
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,058,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,058,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 204448104	Page 9 of 12

1	NAMES OF REPORTING PERSONS Jean-Paul Luksic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,058,225
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,058,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,058,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 204448104	Page 10 of 12

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on December 15, 2023 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the ADSs. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed, since December 12, 2023, the Reporting Persons and the Issuer have engaged in discussions on a proposal by the Reporting Persons for Antofagasta to be represented on the Board. On January 22 and 23, 2024, representatives of the Reporting Persons and the Issuer met to discuss such proposal and the Issuer indicated that it intended to hold a Board meeting to vote on calling a general shareholders meeting for shareholders of the Issuer to vote on an amendment to the bylaws of the Issuer (the “Bylaws”) that would increase the size of the Board from seven to nine members (the “Board Size Amendment”).

The Issuer publicly filed a Hecho de Importancia on January 24, 2024 with the Superintendencia del Mercado de Valores in Peru (the “HI”), stating that earlier that day the Board agreed to call a general shareholders meeting on February 22, 2024 for shareholders of the Issuer to vote on the Board Size Amendment, that, if approved, would subsequently make it possible to propose to the general shareholders’ meeting the appointment of two directors nominated by Antofagasta. The Issuer stated in the HI that it considers that Antofagasta’s contribution to the Board would add value to its composition, considering its experience and knowledge in the mining sector.

The Reporting Persons have not signed a written agreement with respect to the foregoing matters.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The Issuer filed a Hecho de Importancia on January 24, 2024 with the Superintendencia del Mercado de Valores in Peru. The Reporting Persons are not a party to such Hecho de Importancia, but understand the matters disclosed therein reflect the Issuer’s Board’s agreement to call a general shareholders’ meeting for the approval of an amendment to the Issuer’s Bylaws expanding the size of the Board that, if approved, would subsequently make it possible to propose to the general shareholders’ meeting the appointment of two directors nominated by Antofagasta. A copy of such Hecho de Importancia is attached as Exhibit 4 to this Schedule 13D and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following Exhibit:

4.	Hecho de Importancia publicly filed by the Issuer on January 24, 2024 with the Superintendencia del Mercado de Valores in Peru

CUSIP No. 204448104	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2024

ANTOFAGASTA PLC

By:	/s/ Iván Arriagada
Name:	Iván Arriagada
Title:	Chief Executive Officer

By:	/s/ Andrónico Luksic Lederer
Name:	Andrónico Luksic Lederer
Title:	Vice President of Development

ANDEAN LFMA INVESTMENT LIMITED

By:	/s/ Iván Arriagada
Name:	Iván Arriagada
Title:	Authorised Signatory

By:	/s/ Andrónico Luksic Lederer
Name:	Andrónico Luksic Lederer
Title:	Authorised Signatory

METALINVEST ESTABLISHMENT

By:	/s/ Davor Luksic Lederer
Name:	Davor Luksic Lederer
Title:	Director

By:	/s/ PERCURO Trust Establishment
Name:	PERCURO Trust Establishment
Title:	Director

CUSIP No. 204448104	Page 12 of 12

KUPFERBERG ESTABLISHMENT

By:	/s/ Davor Luksic Lederer
Name:	Davor Luksic Lederer
Title:	Director

By:	/s/ PERCURO Trust Establishment
Name:	PERCURO Trust Establishment
Title:	Director

AUREBERG ESTABLISHMENT

By:	/s/ Dr. Thomas Müller
Name:	Dr. Thomas Müller
Title:	Director

By:	/s/ PERCURO Trust Establishment
Name:	PERCURO Trust Establishment
Title:	Director

E. ABAROA FOUNDATION

By:	/s/ Jean-Paul Luksic Fontbona
Name:	Jean-Paul Luksic Fontbona
Title:	Member of the Foundation Council

By:	/s/ Dr. Johannes Burger
Name:	Dr. Johannes Burger
Title:	Member of the Foundation Council

SEVERE STUDERE FOUNDATION

By:	/s/ Jean-Paul Luksic Fontbona
Name:	Jean-Paul Luksic Fontbona
Title:	Member of the Foundation Council

By:	/s/ Dr. Mario König
Name:	Dr. Mario König
Title:	Member of the Foundation Council

JEAN-PAUL LUKSIC

By:	/s/ Jean-Paul Luksic